UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CASTLIGHT HEALTH, INC.

(Name of Subject Company (Issuer))

CARBON MERGER SUB, INC.

(Offeror)

A wholly owned subsidiary of

VERA WHOLE HEALTH, INC.

(Parent of Offeror)

TRUTH HOLDINGS MIDCO, INC.

TRUTH HOLDINGS TOPCO, INC.

TRUTH HOLDINGS, L.P.

TRUTH HOLDINGS GP, LLC

CLAYTON, DUBILIER & RICE FUND XI, L.P.

(Other Persons)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE

CLASS B COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

14862Q100

(CUSIP Number of Class of Securities)

Ryan Schmid

c/o Vera Whole Health, Inc.

1201 Second Avenue, Suite 1400

Seattle, WA 98101

(206) 395-7870

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Richard J. Campbell, P.C.

Kevin W. Mausert, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

and

David M. Klein, P.C.

Tobias Schad

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$368,380,106.65	$34,644.80

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) (A) 28,393,960 shares of Class A common stock, par value $0.0001 per share (the “Class A Shares”) and (B) 135,270,830 shares of Class B common stock, par value $0.0001 per share (the “Class B Shares” and, together with Class A Shares, the “Shares”), of Castlight Health, Inc., a Delaware corporation (“Castlight”), issued and outstanding multiplied by the offer price of $2.05 per Share, (ii) 15,284,623 Class B Shares issuable pursuant to outstanding restricted stock unit awards multiplied by the offer price of $2.05 per Share, (iii) 748,200 Class B Shares issuable pursuant to outstanding performance stock unit awards multiplied by the offer price of $2.05 per Share (based on 75% of the number of Class B Shares underlying such performance stock unit awards), and (iv) the net offer price for options to purchase 4,215,100 Class B Shares with an exercise price less than $2.05 per Class B Share (which is calculated by multiplying the number of Class B Shares underlying such in-the-money stock options by an amount equal to $2.05 per Class B Share minus the weighted average exercise price of $1.39 per Class B Share). The foregoing share figures have been provided by Castlight and are as of January 12, 2022, the most recent practicable date.

(2)

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2022 beginning on October 1, 2021, issued August 22, 2021, by multiplying the transaction value by 0.0000927.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $34,644.80	Filing Party: CARBON MERGER SUB, INC.
Form of Registration No.: Schedule TO-T	Date Filed: January 19, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the appropriate boxes below to designate any transactions to which the statement relates: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐Rule	13e-4(i) (Cross-Border Issuer Tender Offer)

☐Rule	14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on January 19, 2022 by (i) Vera Whole Health, Inc., a Delaware corporation (“Parent”), (ii) Carbon Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), (iii) Truth Holdings Midco, Inc., (iv) Truth Holdings Topco, Inc., (v) Truth Holdings, L.P., (vi) Truth Holdings GP, LLC and (vii) Clayton, Dubilier & Rice Fund XI, L.P. Purchaser is a wholly owned subsidiary of Parent and Parent is controlled by certain investment funds advised by Clayton, Dubilier & Rice, LLC (“CD&R”). The Schedule TO relates to the tender offer for all of the issued and outstanding shares of Class A common stock, par value $0.0001 per share, (which we refer to as “Class A Shares”) and shares of the Class B common stock, par value $0.0001 per share, (which we refer to as “Class B Shares,” together with Class A Shares, the “Shares”) of Castlight Health, Inc., a Delaware corporation (“Castlight”), at a price of $2.05 per Share, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the offer to purchase, dated January 19, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in the Schedule TO, and is supplemented by the information specifically provided in the Schedule TO. This Amendment should be read together with the Schedule TO.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

Item 11. Additional Information.

Item 11 of the Schedule TO (and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase) and the disclosures under Section 15 — “Certain Conditions of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented as follows:

The following sentence is hereby inserted at the end of Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase:

The Required Approvals Condition has been satisfied by the expiration of the required HSR Act waiting period as of February 3, 2022 at 11:59 pm, New York City Time.

The information set forth in the last two sentences of the last paragraph of the subsection titled “U.S. Antitrust Compliance” in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and restated by the paragraph set forth below:

Parent filed a Premerger Notification and Report Form on January 19, 2022. Castlight filed a Premerger Notification and Report Form on January 19, 2022. On February 3, 2022 at 11:59 pm, New York City Time, the required waiting period under the HSR Act with respect to the Offer and the Merger expired. Accordingly, the Required Approvals Condition has been satisfied. The Offer and the Merger continue to be subject to the remaining conditions set forth in Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

CARBON MERGER SUB, INC.

By:	/s/ Daniel Malconian
Name:	Daniel Malconian
Title:	Attorney in Fact

VERA WHOLE HEALTH, INC.

By:	/s/ Daniel Malconian
Name:	Daniel Malconian
Title:	Attorney in Fact

TRUTH HOLDINGS MIDCO, INC.

By:	/s/ Daniel Malconian
Name:	Daniel Malconian
Title:	Attorney in Fact

TRUTH HOLDINGS TOPCO, INC.

By:	/s/ Daniel Malconian
Name:	Daniel Malconian
Title:	Attorney in Fact

TRUTH HOLDINGS, L.P.

By:	/s/ Daniel Malconian
Name:	Daniel Malconian
Title:	Attorney in Fact

TRUTH HOLDINGS GP, LLC

By:	/s/ Daniel Malconian
Name:	Daniel Malconian
Title:	Attorney in Fact

CLAYTON, DUBILIER & RICE FUND XI, L.P.

By:	CD&R Associates XI, L.P.
Its:	General Partner

By:	CD&R Investment Associates XI, L.P.
Its:	General Partner

By:	/s/ Daniel Malconian
Name:	Daniel Malconian
Title:	Attorney in Fact

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 19, 2022.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement, as published in the New York Times on January 19, 2022.*

(a)(5)(A)	Joint Press Release issued by Vera Whole Health, Inc. and Castlight Health, Inc. dated January 5, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Castlight Health, Inc. on January 5, 2022).*

(a)(5)(B)	Press Release issued by Vera Whole Health, Inc., dated January 19, 2022.*

(b)(1)	Equity Commitment Letter, dated January 4, 2022 from Clayton, Dubilier & Rice Fund XI, L.P. and accepted and agreed to by Vera Whole Health, Inc.*

(d)(1)	Agreement and Plan of Merger, dated January 4, 2022, by and among Vera Whole Health, Inc., Carbon Merger Sub, Inc. and Castlight Health, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Castlight Health, Inc. on January 5, 2022).*

(d)(2)	Form of Tender and Support Agreement, dated as of January 4, 2022, by and among Vera Whole Health, Inc., Carbon Merger Sub, Inc., and the stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Castlight Health, Inc. on January 5, 2022).*

(d)(3)	Non-Disclosure Agreement between Castlight Health, Inc. and Clayton, Dubilier & Rice, LLC, dated May 11, 2021.*

(g)	None.

(h)	None.

*	Previously filed.